Exhibit 77C

Alliance Variable Products Series Fund, Inc.
Growth Portfolio


77C - Matters submitted to a vote of security holders

At a Special Meeting of Shareholders of the Premier Growth Portfolio ("the Portfolio") was held on December 12, 2000. The
Description of the proposal and the number of shares voted at the meeting are as follows:


The voting with respect to the above proposal was as follows:

						Voted
						Abstain/
		Voted	Voted	Authority
		For		Against	Withheld

Approval to amend
The fundamental
Investment policy
Of the Portfolio
Relating to investments
In U.S. Companies. 		68,759,221	2,186,102	3,953,004